UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Verra Mobility Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

382867109

(CUSIP Number)

Gores Sponsor II, LLC

9800 Wilshire Blvd.

Los Angeles, CA 90212

310-209-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382867109	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Gores Sponsor II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 7,636,978 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 7,636,978 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,636,978 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents (a) 4,144,577 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Verra Mobility Corporation (formerly known as Gores Holdings II, Inc., the “Issuer”) owned directly by Gores Sponsor II, LLC (“Sponsor”) and (b) 3,492,401 shares of Class A Common Stock issuable upon exercise of 3,492,401 warrants to purchase shares of Class A Common Stock on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) owned directly by Sponsor.

CUSIP No. 382867109	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 8,857,433 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 8,857,433 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,857,433 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents (a) the 1,220,455 shares of Class A Common Stock owned directly by AEG Holdings, LLC (“AEG”), (b) 4,144,577 shares of Class A Common Stock owned directly by Sponsor and (c) 3,492,401 shares of Class A Common Stock issuable upon exercise of 3,492,401 Warrants owned directly by Sponsor. AEG is the managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly or underlying Warrants owned directly thereby.

CUSIP No. 382867109	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 9,292,216 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 9,292,216 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,292,216 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

(1)

Represents (a) the 1,220,455 shares of Class A Common Stock owned directly by AEG, (b) 4,144,577 shares of Class A Common Stock owned directly by Sponsor, (c) 3,492,401 shares of Class A Common Stock issuable upon exercise of 3,492,401 Warrants owned directly by Sponsor, (d) 108,696 shares of Class A Common Stock owned by a trust for the benefit of Mr. Gores’s daughter for which Mr. Gores serves as a trustee and (e) 326,087 shares of Class A Common Stock owned by a trust for the benefit of Mr. Gores’s son who is a member of his household. Alec Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby and the shares of Class A Common Stock or underlying Warrants owned by Sponsor, as well as the shares of Class A Common Stock owned directly or by trusts for the benefit of his daughters.

Page 5 of 11 Pages

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to shares of par value $0.0001 per share (“Class A Common Stock”), of Verra Mobility Corporation (formerly known as Gores Holdings II, Inc., the “Issuer”), whose principal executive offices are located at 1150 N. Alma School Road, Mesa, Arizona 85201.

Item 2.	Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Gores Sponsor LLC (“Sponsor”);

(2)	AEG Holdings, LLC (“AEG”); and

(3)	Alec Gores.

Sponsor and AEG are each organized under the laws of the State of Delaware. The business address of Sponsor and AEG is 9800 Wilshire Blvd. Beverly Hills, CA 90212. Sponsor and AEG are principally engaged in the business of investing in securities, including the Issuer.

Information with respect to the executive officers and directors of Sponsor and AEG (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Alec Gores is a citizen of the United States of America. Mr. Gores is the founder, Chairman, and Chief Executive Officer of Gores Group, LLC (“Gores Group”). The business address of Mr. Gores is 9800 Wilshire Blvd. Beverly Hills, CA 90212.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 19, 2016, prior to the initial public offering of the Issuer (the “IPO”), Sponsor purchased 10,781,250 shares of the Issuer’s Class F Common Stock, par value $0.0001 per share (the “Founder Shares”) for an aggregate purchase price of $25,000. In connection with the IPO, Sponsor also purchased 6,666,666 warrants to purchase shares of Class A Common Stock on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) at a price of $1.50 per

Page 6 of 11 Pages

Warrant. On January 6, 2017, Sponsor sold 75,000 Founder Shares to certain members of the Issuer’s board of directors. On February 27, 2017, Sponsor forfeited 781,250 Founder Shares to the Issuer for no consideration in connection with the election by the underwriters of the IPO not to exercise the remaining unused portion of the over-allotment option.

On October 17, 2018, prior to the Business Combination (as defined below), Sponsor distributed 2,302,162 Founder Shares and 3,174,265 Warrants to its members. In addition, AEG purchased 1,220,455 shares of Class A Common Stock, a trust for the benefit of Mr. Gores’s daughter purchased 108,696 shares of Class A Common Stock, and a trust for the benefit of Mr. Gores’s son purchased 326,087 shares of Class A Common Stock, in each case at a purchase price of $9.20 per share in a private placement completed on October 17, 2018 prior to the Business Combination (the “2018 Private Placement”).

On October 17, 2018, in connection with the Business Combination, 3,478,261 Founder Shares were cancelled. The remaining 4,144,577 Founder Shares were automatically converted into shares of Class A Common Stock on a one-to-one basis at the time of the Business Combination. Sponsor also directly owns the remaining 3,492,401 Warrants, which will become exercisable on November 16, 2018.

Sponsor obtained the funds to purchase the Founder Shares and the Warrants through capital contributions from its members. AEG obtained the funds to purchase shares of Class A Common Stock through capital contributions from its members. Each of Mr. Gores’s daughters and the trusts for the benefit thereof used personal family funds to purchase shares of Class A Common Stock.

Item 4.	Purpose of Transaction

Business Combination

On October 17, 2018, pursuant to the Agreement and Plan of Merger dated as of June 21, 2018 (as amended on August 23, 2018 by that certain Amendment No. 1 to Agreement and Plan of Merger) by and among the Issuer, Greenlight Holding II Corporation and the other parties thereto, the Issuer acquired the business conducted by Greenlight Holding II Corporation and was renamed Verra Mobility Corporation (the “Business Combination”).

Subscription Agreements

On June 21, 2018 and August 21, 2018, the Issuer entered into Subscription Agreements with certain investors, pursuant to which the investors agreed to purchase an aggregate of 43,478,261 shares of Class A Common Stock in the 2018 Private Placement for a price of $9.20 per share. Each of the purchases in the Private Placement by AEG and the trusts and family members of Mr. Gores described in Item 3 above were completed pursuant to such Subscription Agreements on October 17, 2018.

The shares of Class A Common Stock issued in connection with the Subscription Agreements were issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreements provide that the Issuer shall, within 30 days after the Business

Page 7 of 11 Pages

Combination, file with a registration statement with the Securities Exchange Commission (“SEC”) to register the resale of such shares of Class A Common Stock and shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

Registration Rights Agreement

In connection with the consummation of the Business Combination, on October 17, 2018, the Issuer, Sponsor and certain other holders of the Issuer’s Class A Common Stock (the “Restricted Stockholders”) entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which (a) any outstanding share of Class A Common Stock or any other equity security (including the Warrants and including shares of Class ACommon Stock issued or issuable upon the exercise of any other equity security) of the Issuer held by a Restricted Stockholder as of the date of the Registration Rights Agreement or thereafter acquired by a Restricted Stockholder (including the shares of Class Common A Stock issued upon conversion of Founder Shares and upon exercise of any Warrants) and (b) any other equity security of the Issuer issued or issuable with respect to any such share of Class A Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, are entitled to registration rights.

The Registration Rights Agreement provides that the Issuer shall, within 30 days after the Business Combination, file with a shelf registration statement with the SEC to register the resale of the shares of Common Stock held by the Restricted Stockholders and shall use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the initial filing thereof. The Reporting Persons party to the Registration Rights Agreement are entitled to make up to six demands for registration, excluding short form demands, that the Issuer register shares of Class A Common Stock held by these parties. In addition, the Restricted Stockholders have certain “piggy-back” registration rights. The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement. The Issuer and the Restricted Stockholders agreed in the Registration Rights Agreement to provide customary indemnification in connection with offerings of Class A Common Stock effected pursuant to the terms of the Registration Rights Agreement.

Letter Agreement

On January 12, 2017, Sponsor and certain individuals entered into a letter agreement with the Issuer pursuant to which they agreed to restrictions on the transfer of the Founder Shares and Warrants until a specified date, which (i) in the case of the shares of Class A Common Stock issued upon conversion of the Founder Shares, is April 15, 2019, and (ii) in the case of the Warrants and the shares of Class A Stock underlying the Warrants, is November 16, 2018.

Page 8 of 11 Pages

The foregoing descriptions of the Subscription Agreements, the Registration Rights Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 156,056,642 shares of Class A Common Stock outstanding as of October 17, 2018, as reported in the Current Report on Form 8-K, filed with the SEC on October 22, 2018 by the Issuer. The shares of Class A Common Stock held by each of the Reporting Persons includes 3,492,401 shares of Class A Common Stock issuable upon exercise of 3,492,401 Warrants held of record by Sponsor.

Page 9 of 11 Pages

Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Gores Sponsor II, LLC	7,636,978	4.8%	0	7,636,978	0	7,636,978
AEG Holdings II, LLC	8,857,433	5.6%	0	8,857,433	0	8,857,433
Alec Gores	9,292,216	5.8%	0	9,292,216	0	9,292,216

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Subscriptions Agreement, the Registration Rights Agreement and the Letter Agreement, and is incorporated herein by reference. A copy of each of these agreements is included as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated as of October 17, 2018, by and among Gores Sponsor II, LLC, AEG Holdings, LLC and Alec Gores

Exhibit 2	Form of Subscription Agreement, dated June 21, 2018, by and between the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 21, 2018)

Page 10 of 11 Pages

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of October 17, 2018, by and among Verra Mobility Corporation, Gores Sponsor II, LLC and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 22, 2018)

Exhibit 4	Letter Agreement, dated January 12, 2017, among the Issuer, Gores Sponsor II, LLC and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 19, 2017)

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2018

GORES SPONSOR II, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

ALEC GORES

/s/ Alec Gores

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers of the Reporting Persons are set forth below. The business address of each individual associated with Gores Sponsor II, LLC and AEG Holdings, LLC is 9800 Wilshire Blvd. Beverly Hills, CA 90212.

Gores Sponsor II, LLC

Name	Present Principal Occupation or Employment	Citizenship
Alec E. Gores	President of Gores Sponsor II, LLC	United States
Mark R. Stone	Chief Executive Officer of Gores Sponsor II, LLC	United States
Catherine Pollard	Chief Financial Officer and Secretary of Gores Sponsor II, LLC	United States
Andrew McBride	Vice President	United States

AEG Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Alec E. Gores	Manager, President and Chief Executive Officer of AEG Holdings, LLC	United States
Catherine Pollard	Vice President and Assistant Secretary of AEG Holdings, LLC	United States
Thomas Waldman	Vice President and Secretary of AEG Holdings, LLC	United States
Andrew McBride	Vice President	United States